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                             October 30, 2023

       Oscar K. Brown
       Principal Financial Officer
       FREYR Battery, Inc.
       1209 Orange Street
       Wilmington, Delaware 19801

                                                        Re: FREYR Battery, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed October 19,
2023
                                                            File No. 333-274434

       Dear Oscar K. Brown:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 17, 2023 letter.

       Form S-4/A

       Risk Factors
       The FREYR Delaware Amended and Restated Certificate of Incorporation and Bylaws will designate the Court of Chancery..., page 22

   1. We note that the scope of forum selection provision in your Amended and Restated
                                                        Certificate of
Incorporation is not identical to the provision in your Amended and Restated
                                                        Bylaws. We also note
your disclosure that the forum selection provision in your Amended and Restated
Certificate of Incorporation does not apply to establish the Court of
                                                        Chancery of the State
of Delaware as the forum for actions or proceedings brought to enforce a duty or
liability created by the Exchange Act. Please ensure that the exclusive forum provision in your
Amended and Restated Certificate of Incorporation states this clearly, or tell us how
you will inform investors in future filings that the provision does not apply to any
actions arising under the Exchange Act.
 Oscar K. Brown
FREYR Battery, Inc.
October 30, 2023
Page 2
2. Please ensure that your disclosure is consistent with the scope of the provisions in your Amended and Restated Certificate of Incorporation and Bylaws.
      Please contact Jenny O'Shanick at 202-551-8005 or Asia Timmons-Pierce at 202-551-
3754 with any other questions.



                                                            Sincerely,
FirstName LastNameOscar K. Brown
                                                            Division of
Corporation Finance
Comapany NameFREYR Battery, Inc.
                                                            Office of
Manufacturing
October 30, 2023 Page 2
cc:       Denis Klimentchenko
FirstName LastName